MERSANA THERAPEUTICS, INC.

840 Memorial Drive

Cambridge, MA 02139

November 16, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Chris Edwards

Re: Mersana Therapeutics, Inc.

Registration Statement on Form S-3 (File No. 333-260895)

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Mersana Therapeutics, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-260895) (the “Registration Statement”), so that it will be declared effective at 4:00 p.m. Eastern Time on November 18, 2021, or as soon as possible thereafter. The Company hereby authorizes Marc Rubenstein and William Michener, counsel to the Company, to orally modify or withdraw this request for acceleration.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would inform William Michener of Ropes & Gray LLP, counsel to the Company, at (617) 951-7247.

Very truly yours,

MERSANA THERAPEUTICS, INC.

By:	/s/ Alejandra Carvajal
Alejandra Carvajal
Senior Vice President and Chief Legal Officer